CHINA INTERACTIVE EDUCATION, INC.
Block C, Zhennan Road, South District
Zhongshan City, Guangdong Province
People’s Republic of China
Tel.: 86-0760-2819888

September 28, 2010

By EDGAR Transmission and by Hand Delivery

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:	China Interactive Education, Inc.
Item 4.01 Form 8-K
Filed August 12, 2010
File No. 333-134287

Dear Mr. Thompson:

On behalf of China Interactive Education, Inc. (the “Company”), we hereby submit this response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated August 16, 2010, with respect to the Company’s Current Report on Form 8-K (the “Form 8-K”).

We understand and agree that:

a.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.

the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Division of Corporation Finance
September 28, 2010

RESPONSE:

On December 15, 2009, China Interactive Education, Inc. (the “Company”) reported its entry into and consummation of a share exchange agreement (“Share Exchange Agreement ”) pursuant to which the Company issued an aggregate of 60,400,000 shares of its common stock to the sole shareholder of MenQ Technology Group Limited (“MenQ”), a British Virgin Islands holding company, in exchange for all the issued and outstanding shares of MenQ (the “Share Exchange”). Immediately following the Share Exchange, the shareholder of MenQ owned approximately 92.9% of the Company’s total issued and outstanding share capital and accordingly, the Share Exchange resulted in a change in control of the Company.

The Share Exchange was accounted for as a reverse acquisition, in accordance with Topic 12, Reverse Acquisitions and Reverse Recapitalizations in the Financial Reporting Manual of the Division of Corporation Finance, and, for accounting purposes, MenQ, the legal acquiree, was treated as the continuing reporting entity that acquired the Company, the registrant and the legal acquirer. Reports filed by the Company after such reverse acquisition parallels the financial reporting required under GAAP—as if the accounting acquirer were the legal successor to the Company’s reporting obligation as of the date of the acquisition. Accordingly, the financial statements of the Company for the year ended December 31, 2008 are in substance those of MenQ’s. Therefore, we believe that the provision of an audit repot on MenQ for the year ended December 31, 2008 is appropriate.

RESPONSE:

AGCA, Inc., based in California, and AGCA CPA Limited, based in Hong Kong, are two separate accounting firms. AGCA CPA Limited was engaged to audit the financial statements of MenQ, the previously private operating company which has become the Company’s significant subsidiary as a result of the Share Exchange transaction, while AGCA, Inc. was appointed to serve as the Company’s independent accountant to audit the Company’s consolidated financial statements (including MenQ) for the fiscal year ended December 31, 2009. AGCA CPA Limited was never retained to audit the Company’s financial statements.

As disclosed in the Form 8-K, AGCA, Inc. only served as the Company’s independent accountant for the fiscal year ended December 31, 2009. The Company’s former auditor, Jorgensen & Co, served as the Company’s independent accountant for the fiscal year ended December 31, 2008 through to its removal on October 14, 2009, which was reported in the Company’s current report on Form 8-K filed on October 30, 2009, as amended by the Company’s current report on Form 8-K/A filed on December 14, 2009.

Division of Corporation Finance
September 28, 2010

RESPONSE:

Based on our responses to the foregoing comments, we do not believe that an amendment to the current report on Form 8-K filed on August 12, 2010 is required.

* * *

Division of Corporation Finance
September 28, 2010

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua or Dawn Bernd-Schulz of Pillsbury Winthrop Shaw Pittman LLP, our U.S. securities counsel at (202) 663-8158 and (202) 663-8345, respectively.

Very truly yours,

CHINA INTERACTIVE EDUCATION, INC.

By: /s/ Hon Wan Chan
Name: Hon Wan Chan
Title: Chief Financial Officer

cc:	Louis A. Bevilacqua, Esq. Dawn M. Bernd-Schulz, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, N.W.
Washington, D.C. 20037-1122